UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 16, 2009
	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, Building 14

Moscow 127083, Russian Federation

NOTICE OF THE 2009 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 17, 2009

10:00 a.m. (Moscow time)

The meeting will be held at the following address:

4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083,

Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2009 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

November 16, 2009

Dear Shareholder:

Pursuant to Unanimous Written Consent of the Board of Directors (the “Board”) of Open Joint Stock Company “Vimpel-Communications”, registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia (“VimpelCom” or the “Company”), dated November 2, 2009, the decision was made to hold the Extraordinary General Meeting of Shareholders of VimpelCom (“EGM”) on December 17, 2009, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The EGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. (Moscow time), at the same address. Shareholders may report breaches of the registration procedure to the General Director of the Company. Shareholders of record as of the close of the Company registrar’s business (Moscow time) on November 12, 2009 (the “Shareholders”) shall be eligible to participate in and vote at the EGM.

The Agenda of the Meeting is as follows:

1.	Allocation of profits and losses resulting from operations during the nine months ending on September 30, 2009, including adoption of the decision on payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A” based on the results of the nine months ending on September 30, 2009.

In preparation for the EGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): key figures derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared as of September 30, 2009 and the nine months then ended in accordance with Russian statutory accounting principles (Attachment 1).

In addition, the following materials shall be made available to the Shareholders at 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation (tel. +7 (495) 725-07-00), or at the office of the General Director of the Company, at 10 Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation Monday through Friday, from 9:30 until 18:00 (Moscow time) from November 27, 2009 through December 16, 2009, or at the EGM:

1.	Recommendations of the Company’s Board on payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type “A” as well as on the amount of dividends and the procedure of payment of dividends based on the results of the nine months ending on September 30, 2009;

2.	VimpelCom’s unconsolidated accounting statements for the nine months ending on September 30, 2009, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles).

Set forth below is a description of the issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of this item on the Agenda.

*    *    *    *    *    *    *    *    *    *

ITEM 1.	ALLOCATION OF PROFITS AND LOSSES RESULTING FROM OPERATIONS DURING THE NINE MONTHS ENDING ON SEPTEMBER 30, 2009, INCLUDING ADOPTION OF THE DECISION ON PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES, AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE “A” BASED ON THE RESULTS OF THE NINE MONTHS ENDING ON SEPTEMBER 30, 2009

Text of the Proposed Decision: “To pay in cash dividends to holders of common registered shares based on operating results for the nine months ending on September 30, 2009 in the amount of 190.13 rubles per common share (for a total of 9,750,060,712.86 rubles for all common registered shares in the aggregate) within 60 days from the date of the adoption of this decision; and to pay in cash dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from operating results for the nine months ending on September 30, 2009 (after payment of dividends) into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision (declaration) on payment of dividends based on results for the first nine months of a Company’s financial year, including on the amount and form of payment of dividends for each category (type) of shares. The decision to pay dividends based on nine months of a financial year can be adopted within three months from the date of the relevant period close. The amounts of dividends decided to be paid may not exceed those recommended by the Board.

•

The total amount recommended by the Board to be paid to the Shareholders as dividends for all outstanding common registered shares is 9,750,060,712.86 Rubles (US$324,006,244.57 based on the Russian Central Bank exchange rate on September 30, 2009) (Unanimous Written Consent of the Board, dated November 2, 2009).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on common registered shares based on operating results for the nine months ending on September 30, 2009 in the amount of 190.13 Rubles per common share (or approximately US$0.32 per American Depositary Share, based on the Russian Central Bank exchange rate on September 30, 2009) to be paid in cash (Unanimous Written Consent of the Board, dated November 2, 2009).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share to be paid in cash (Unanimous Written Consent of the Board, dated November 2, 2009).

•

According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption of the decision by the EGM to approve the payment of dividends. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on November 12, 2009 (the record date for the EGM) shall be eligible to receive the declared dividends. Payment of dividends to ADS holders will be made in accordance with the ADR Deposit Agreement.

•	The Board recommends to Shareholders to approve investing remaining profits from operating results from the nine months ending on September 30, 2009 (after payment of dividends) into the business.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the EGM.

*    *    *    *    *    *    *    *    *    *

As noted above, the Board recommends that the Shareholders vote in favor of the item on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items, place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the EGM and eligible to vote is required. Accordingly, an abstention by a Shareholder which submits its ballot may impede adoption of the decisions.

2.	Your ballot must be signed by you as a Shareholder of VimpelCom with indication of the date.

3.	Either (a) bring your ballot to the EGM on December 17, 2009 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than December 15, 2009. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the EGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York Mellon in accordance with its instructions no later than 5:00 p.m. (New York time) on December 10, 2009.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

/s/ Alexander Y. Torbakhov	/s/ Alexey M. Reznikovich
Alexander Y. Torbakhov	Alexey M. Reznikovich
General Director	Chairman of the Board

Attachment 1 to the Notice

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of

VimpelCom prepared as of September 30, 2009 and the nine months then ended in accordance with Russian statutory accounting principles.

Information on VimpelCom’s Balance Sheet Assets and Liabilities and

Shareholders’ Equity as of September 30, 2009

(prepared in accordance with Russian statutory accounting principles)

ASSETS (in thousands of rubles)		LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of rubles)
Fixed assets and other non-current assets	349 154 828	Shareholders’ equity	199 150 548

Current assets	119 711 475	Current and non-current liabilities	269 715 755

Total assets	468 866 303	Total liabilities and shareholders’ equity	468 866 303

Profit and Loss Statement of VimpelCom for the nine months ending on September 30, 2009

(prepared in accordance with Russian statutory accounting principles)

	REVENUE /PROFIT (in thousands of rubles)	EXPENSES /LOSS (in thousands of rubles)
Revenues from the sale of goods, products, works and services (net of VAT)	149 660 524

Cost of the sale of goods, products, works, services and other expenditures related to core activities		84 465 076

Profit from sales	65 195 448

Interest accrued and other operational revenues and expenditures	3 165 813	13 444 474

Other non-operating gains and losses	72 565 814	66 942 570

Profit for the reporting period	60 540 031

Income tax		9 528 493

Retained earnings of the current period	51 011 538

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russian Federation

VOTING BALLOT

2009 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Name of Shareholder:

Number of votes owned by Shareholder:

The 2009 Extraordinary General Meeting of Shareholders (“EGM”) of the Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) will be held on December 17, 2009, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The EGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the EGM on Thursday, December 17, 2009 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), in order to have us receive your ballot no later than on December 15, 2009. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the EGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

•

the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the EGM, or pursuant to the instructions of holders of ADSs of VimpelCom;

•

if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the EGM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

•

the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the EGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the EGM; and

•

if not all the shares have been transferred after the record date for the EGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the EGM. If in respect of the shares transferred after the record date for the EGM, the acquirers of such shares provided their voting instructions, which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.

Item 1. Allocation of profits and losses resulting from operations during the nine months ending on September 30, 2009, including adoption of the decision on payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A” based on the results of the nine months ending on September 30, 2009

Text of the Proposed Decision: “To pay in cash dividends to holders of common registered shares based on operating results for the nine months ending on September 30, 2009 in the amount of 190.13 rubles per common share (for a total of 9,750,060,712.86 rubles for all common registered shares in the aggregate) within 60 days from the date of the adoption of this decision; and to pay in cash dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from operating results for the nine months ending on September 30, 2009 (after payment of dividends) into the business.”

Vote:	For	Against	Abstained

Signature of the Shareholder:

Date:

This original ballot must be signed and dated by the Shareholder.